

Space Telescopes
Asteroid Mining
Space Manufacturing

Wefunder.com/SpaceFab

SPACEFAB.US

Business Road Map

Cost efficient high value space telescopes

- Unique business model
- "Deployable optics" technology

Asteroid mining

- Priority on metal asteroids

Exponential Space Manufacturing

- Fully automated In-Space manufacturing

SpaceFab.US



Space Telescopes



SPACEFAB.US

Space Telescope Business

- *The* first commercial space telescope, for *both* Earth observation and space astronomy

- Maximize revenue

    - Earth observation on daytime side

    - Astronomy on night time side

SpaceFab.US

Why Astronomy From Space

- Always perfect observing conditions

- Free of weather problems, atmospheric distortion, light pollution from city lights

- 24 hour operation, not just at night

- Longer camera exposure times

- Both Northern and Southern hemispheres are viewable

- All IR and UV wavelengths viewable, unblocked by atmosphere

Wefunder.com/SpaceFab

SpaceFab.US

Space Observatory Services Market

- $100M annual Total Available Market for professional and amateur astronomers

- Only a few professional and amateur astronomers have access to a space based telescope → severe shortage of availability

- Market can be *profitably* serviced from our initial satellite

- Working with a major US university on multi-million dollar NSF funded program, US colleges get access to our space telescope

Wefunder.com/SpaceFab

SpaceFab.US

Earth Observation Services Market



- **$1.6B annual Total Available Market**
  - **Commercial mapping**
  - **Agriculture analysis**
  - **Pollution monitoring**
  - **Weather prediction**
  - **Security and Defense**

SpaceFab.US

Waypoint Space Telescope Satellite

- Design, build, and launch satellite #1 in 2019
  - A corporate partner will subsidize the launch cost
  - 18 kg, 12U cubesat
  - Corrected Dall Kirkham telescope, 21 cm diameter
  - Deployable secondary mirror cuts spacecraft structure cost and launch cost in half
  - Image processing accelerated by on-board hardware
  - Three powerful cameras

Wefunder.com/SpaceFab

SpaceFab.US

Waypoint Space Telescope Satellite

- **High resolution 48 Mpixel visible and near-IR camera**
  - Astronomy: .6 arcsecond resolution
  - Earth observation: 1 meter GSD, super-resolution mode

- **Image intensified ultraviolet 8 Mpixel EMCCD camera**
  - Exposure time reduced by 20X

- **150 band hyperspectral camera**
  - 470 nm to 900 nm
  - 3 meter GSD

SpaceFab.US

SpaceFab Waypoint Space Telescope



Wefunder.com/SpaceFab

SpaceFab.US

SpaceFab Waypoint Space Telescope

- Cameras for UV, visible, and hyperspectral imaging

- Laser communications to our optical ground stations

- SpaceFab deployable mirror technology provides Waypoint with 3X to 35X reduction in cost



Satellite	Mass	Cost, incl. launch	Mirror Size	Ground Resolution
SpaceFab Gen1	18 kg	Lowest	21 cm	1 m
Black Sky / SCOUT	55 kg	$7M	25 cm	1 m
Beijing-1	166 kg	$60M	31 cm	4 m
Razaksat	180 kg	$70M	30 cm	2.5 m

SpaceFab.US

Waypoint Satellite Marketing Plan



- **Astronomical imagery**
    - Low resolution is free
    - Public and private repositories
    - Archived and tasked imagery on demand
    - Subscription – access to all high resolution public data

- **Earth observation imagery**
    - Free low resolution
    - Archived and tasked imagery on demand
    - High resolution 1 meter GSD



SpaceFab.US

Waypoint Satellite Future Development



- **Build and launch constellation**

  - Four Waypoint satellites fit on a $3M launcher

  - Low cost constellation with 1 meter GSD and high revisit rate

- **Future very high resolution optical satellite**

  - 30 cm GSD, super-resolution mode

  - Deployable secondary mirror cuts weight, size, and cost by an order of magnitude

  - Each satellite can be launched by a $10M launcher

SpaceFab.US

Waypoint - Interior View



SpaceFab.US

Waypoint - Interior View



SpaceFab.US

Customers can take pictures like this from our satellite



Customers can take pictures like this from our satellite



M83
.6 arcsec / pixel

Customers can take pictures like this from our satellite



M51

.6 arcsec / pixel



ASTEROID MINING

SPACE MANUFACTURING



SpaceFab.US

Space Manufacturing Business Line

- **Asteroid Mining and Exponential Space Manufacturing**
  - Build on technology from Space Telescope business
  - Robotic processing of metal asteroids into bulk metals
  - Make and assemble metal tooling and machinery using 3D printing and CNC machine tools
  - Exponential growth in manufacturing capacity
  - Provide in-space manufacturing as a service

SpaceFab.US

Exponential Reduction In Costs

- **Fully automated in-space manufacturing will drive most costs down to zero**
  - ▪ Raw material and real estate cost: zero
  - ▪ Continuous reduction in costs of labor, energy, equipment, and transportation means fabrication costs will approach zero

- **Large billion dollar structures such as power beaming satellites or large space stations will become affordable**

SpaceFab.US

Intellectual Property

- **Patent pending ion accelerator**

- **Additional intellectual property to be filed**
  - telescope vibration control system
  - extendable boom
  - repairable robotic arm

SpaceFab.US

Who We Are

Randy Chung, Co-founder, CEO and Chairman of the Board

- Founder of EdgeStream, Inc. , Internet streaming video delivery
  - CTO for 15 years, system and software

- System and integrated circuit Electrical Engineer, total of 25 years
  - Satellite engineering, radar signal processing at Hughes Aircraft
  - Developed a billion dollar product, world's first single chip hard disk controller at Western Digital, used in IBM PC-AT
  - Developed CMOS imager integrated circuit products at Rockwell Semiconductor and Conexant



SpaceFab.US

Who We Are

Sean League, Co-founder & Spacecraft Engineering Director

- Experienced company founder of US Telescopes, Inc.

- Astrophysicist, optical networking engineer, observatory and telescope sales and design

- nLight Inc. (anti-missile lasers), MCI Worldcom, Nortel



SpaceFab.US

Partners

Dr. Robert Chung, Member of SpaceFab.US Board of Directors
- Visiting Professor at University of California at Berkeley, experienced in demography and statistical analysis

Yen Choi, Member of SpaceFab Board of Advisors


- Co-founder and Board Member of Fibersat, a satellite operator. Co-founder and Board Member of Netcom Africa, a pan African Network Services Provider.

Richard Hedrick, Member of SpaceFab Board of Advisors


- President and CEO of PlaneWave Instruments, manufacturer of observatory class astronomical telescopes.

SpaceFab.US